Exhibit 3

NEWS RELEASE
INTEROIL REPORTS NET PROFIT OF $15.6 MILLION FOR
QUARTER ENDED JUNE 30, 2008
AUGUST 13, 2008 – InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea, today reported its second quarter 2008 financial results.
Highlights:
•	InterOil consolidated second quarter Earnings before Interest Taxes, Depreciation and Amortization (EBITDA), a non-GAAP measure, was a record $27.4(1) million and Net profit after tax was a record $15.6 million.

•	On May 1, 2008 InterOil discovered a second major gas and condensate field whilst drilling Elk-4A.

•	On May 5, converted $60.0 million of the expiring $130.0 million secured bridging facility into common shares, with the balance of $70.0 million repaid on May 12, 2008 with funds raised from the issuance of $95.0 million worth of 8% subordinated convertible debentures and,

•	On June 1, 2008 we had a $6.5 million net gain was derived from the disposal of non-strategic oil and gas properties.
“We are extremely pleased with these results, recording the best quarter ever in our short history with successful outcomes achieved in all business segments,” said Mr. Phil Mulacek, Chairman and Chief Executive Officer. “We are also encouraged by the exciting exploration results thus far obtained from the Elk/Antelope structure in Papua New Guinea.”

(1)	All dollar amounts are in United States dollars unless otherwise stated.
InterOil News Release

Financial Highlights Quarter ended June 30, 2008:
•	EBITDA was $27.4 million, an improvement of $21.8 million or 392% over same quarter of 2007. EBITDA of $10.2 million, $16.3 million and $7.9 million was achieved in the core Upstream, Midstream and Downstream business respectively.

•	Net profit after tax was $15.6 million (per share basic $0.48), an improvement of $18.6 million over same quarter of 2007.

•	Sales and operating revenues were $243.7 million, compared to $139.3 million for the same quarter of 2007.

•	Total assets increased by 14.6% while total liabilities decreased by 7.2% from June 2007.
Quarter and Six months ended June 30, 2008 results

Consolidated – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, except per share data)	2008	2007	2008	2007

Sales and operating revenues	243,657	139,321	435,030	265,239
Interest revenue	440	545	756	1,233
Other non-allocated revenue	916	673	1,641	964

Total revenue	245,013	140,539	437,427	267,436

Cost of sales and operating expenses	(206,214)	(128,404)	(383,197)	(241,878)
Office and administration and other expenses	(21,621)	(8,608)	(30,130)	(15,592)
Gain on LNG shareholder agreement	—	6,553	—	6,553
Exploration costs	(83)	(4,518)	154	(7,840)
Exploration impairment	14	(6)	(11)	(20)
Gain on sale of oil and gas properties assets	10,246	—	10,246	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (2)	27,355	5,556	34,489	8,659

Depreciation and amortization	(3,440)	(3,619)	(6,924)	(7,079)
Interest expense	(4,927)	(4,857)	(10,117)	(9,339)

Profit (loss) from ordinary activities before income taxes	18,988	(2,920)	17,448	(7,759)

Income tax expense	(3,383)	(47)	(4,240)	(544)
Non-controlling interest	(2)	12	(2)	(5)

Total net profit (loss)	15,603	(2,955)	13,206	(8,308)

Earnings (loss) per share (dollars) (basic)	0.48	(0.10)	0.41	(0.28)

Earnings (loss) per share (dollars) (diluted)	0.40	(0.10)	0.36	(0.28)

Total assets	596,428	520,248	596,428	520,248

Total liabilities	404,600	436,092	404,600	436,092

Gross margin (3)	37,443	10,917	51,833	23,361

(2)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(3)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

InterOil News Release

Operational Highlights by Business Segment:
Upstream
-	On May 1, 2008, the Elk-4/A well flowed natural gas and gas liquids to surface confirming a discovery in the Antelope structure.

-	Three subsequent drill stem tests were performed on the Elk-4/A well in the Antelope structure, with logging and testing results confirming gas down to a depth of 7,668 feet (2,337 meters), indicating a significant gas column of 2,038 feet (621 meters).

-	On May 6, 2008, an indirect participation interest investor waived conversion rights to 546,667 InterOil common shares.

-	On June 1, 2008, we sold our 28.56% interest in Petroleum Retention Licence No. 5 (PRL), for $5.0 million and our 43.13% interest in PRL 4, for $1.5 million.

-	Net profit after tax was $10.0 million for the quarter ended June 30, 2008 as a result from the sale of PRLs No. 4 and 5 and the accounting treatment associated with the waived conversion rights.

-	On June 4, 2008, InterOil appointed an independent engineering firm, to evaluate the Elk and Antelope fields in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.
Midstream – Refining
-	Refining operations recorded a gross margin of $25.2 million and EBITDA of $16.3 million for the quarter ended June 30, 2008.

-	Net profit after tax was $10.2 million for the quarter ended June 30, 2008.

-	Total refinery throughput was 21,694 barrels per operating day versus 19,714 barrels per operating day in second quarter 2007.

-	Contracted medium to long term hedges to end 2009 to capture the higher than historical average crack spreads.
Midstream – Liquefaction
-	Negotiations on project agreement progressed with the Papua New Guinea government.

-	Progressing development stage activities aimed towards the financing, government approvals, engineering and construction of a liquefaction plant.

InterOil News Release

-	Net loss after tax was $1.8 million for the quarter ended June 30, 2008.
Downstream
-	Downstream operations revenues were a record $140.5 million generating a record gross margin of $13.6 million and record EBITDA of $7.9 million for the quarter ended June 30, 2008.

-	Net profit after tax was $3.1 million for the quarter ended June 30, 2008.

-	Total downstream sales volumes were 128.3 million litres versus 131.4 million litres in second quarter 2007.

-	Completed our Kavieng rationalization program for our distribution assets.

-	Completed upgrade of acquired aviation assets in Wewak, Madang and Lae.
Corporate
-	On May 5, 2008, converted $60.0 million of the expiring $130.0 million bridging facility into common shares with the balance of $70.0 million repaid on May 12, 2008, with funds raised from the issuance of $95.0 million worth of 8% subordinated convertible debentures.

-	Net loss after tax was $5.9 million for the quarter ended June 30, 2008.
“We are pleased to report a vast improvement in the financial results achieved by our operating businesses which complement the exceptional results obtained in our upstream segment during the second quarter of 2008. We continue to focus on our strategic plan and business improvement plans, the results of which are being reflected in our financial performance,” stated Mr. Collin Visaggio, Chief Financial Officer. “These results, and the replacement of the $130.0 million secured bridging facility with common stock and convertible debentures, have significantly strengthened our balance sheet. It is noteworthy to mention that this transaction was negotiated at a time when financial markets worldwide were and continue to be in disarray and was done under attractive terms. This I believe, confirms the support and confidence vested in InterOil by our partners and institutional investors.”

InterOil News Release

CONFERENCE CALL TOMORROW
InterOil will host a conference call on Thursday, August 14, 2008 at 8:30 a.m. Eastern, to discuss second quarter results and the company’s outlook for the remainder of the year. The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (612) 332-0335. A replay of the broadcast will be available soon afterwards on the website
FINANCIAL DISCLOSURE DOCUMENTS FILED
InterOil has filed its unaudited financial statements and accompanying notes for the quarter ended June 30, 2008 and the related management discussion and analysis, with the relevant Canadian and United States securities regulatory authorities. Copies of the documents may be accessed electronically at www.sedar.com, www.sec.gov or on our website at www.interoil.com. Summary financial and operational data have been included with this release. You should read this summary with our financial statements and Management’s Discussion and Analysis.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns, Qld Australia
Phone: +617 4046 4600
Non-GAAP Measures and Reconciliation
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/ (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash

InterOil News Release

provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of our MD&A.
Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
The following is a table containing the consolidated results for the eight quarters ended June 30, 2008 by business segment.

Quarters ended
($ thousands except per share	2008		2007				2006
data)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

Upstream	895	618	579	1,176	397	395	705	900
Midstream – Refining	197,864	176,973	137,509	168,737	114,584	103,055	147,538	94,687
Midstream – Liquefaction	19	13	26	10	5	—	—	—
Downstream	140,467	116,048	118,495	102,786	93,186	77,812	91,990	39,527
Corporate and Consolidated	(94,231)	(101,238)	(83,776)	(82,605)	(67,633)	(54,366)	(67,457)	(24,132)
Sales and operating revenues	245,014	192,414	172,833	190,105	140,539	126,896	172,776	110,982

Upstream	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)
Midstream – Refining	16,329	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674
Midstream – Liquefaction	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)
Downstream	7,893	4,529	3,627	3,301	2,760	3,028	1,143	1,954
Corporate and Consolidated	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)
Earnings before interest, taxes, depreciation and amortization (1)	27,354	7,135	6,897	(10,255)	5,557	3,102	6,873	1,370

Upstream	10,029	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(954)	(1,310)
Midstream – Refining	10,218	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)
Midstream – Liquefaction	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)
Downstream	3,107	1,921	670	(255)	2,242	2,050	(427)	1,278
Corporate and Consolidated	(5,902)	(430)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)

Net profit (loss) per segment	15,603	(2,397)	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)

Net profit (loss) per share (dollars)

Per Share – Basic	0.48	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)
Per Share – Diluted	0.40	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

InterOil News Release

Cautionary Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. The forward-looking statements contained in this press release are made as of the date hereof and InterOil does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.
We currently have no resources or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this news release information that the SEC’s guidelines strictly prohibit the Company from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.
InterOil News Release